SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2006

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Announcement regarding Third Fiscal Quarter 2006 Results:

ViryaNet (Nasdaq: VRYA), a leading provider of solutions that automate business processes for mobile workforce management and field service delivery, today reported financial results for its third quarter of 2006. The financial statements are attached hereto as Exhibit 99.1.

The Company also previously reported that it had converted the $US500,000 loan (the “Loan”) received by the Company on September 28, 2005 from a group of lenders, and all accrued interest thereon, into equity by issuing 571,504 Ordinary Shares of the Company at a conversion price of $US0.9405 per Ordinary Share per the terms of the Convertible Notes with the Lenders. Overall, the Company’s short and long term convertible notes have decreased by $2.8 million during the first nine months of 2006 from $4.0 million on December 31, 2005 to $1.2 million on September 30, 2006.

As of September 30, 2006, the Company has 10,867,832 shares outstanding.

About ViryaNet

ViryaNet is a provider of software applications that improve the quality and efficiency of an organization’s service operations. ViryaNet’s products enable companies in the utilities, telecommunications, retail, insurance, and general service sectors to manage and optimize mission critical business processes, resulting in increased service revenues, decreased service costs, and maximized customer satisfaction. The robust set of applications help companies improve workforce scheduling, dispatching, and activity reporting; customer contract and entitlement automation; and asset, logistics, and depot repair management. Visit ViryaNet at www.viryanet.com.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

Date: November 30, 2006	By:	/s/ ALBERT A. GABRIELLI
	Name:	Albert A. Gabrielli
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	ViryaNet Financial Statements for the Fiscal Quarter ended September 30, 2006.

Exhibit 99.1

VIRYANET FINANCIAL STATEMENTS FOR THE

THIRD FISCAL QUARTER OF 2006

VIRYANET LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30, 2006	December 31, 2005
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$398	$2,040
Trade and unbilled receivables, net	1,294	1,322
Other accounts receivable and prepaid expenses	613	785

Total current assets	2,305	4,147

SEVERANCE PAY FUND	840	795

PROPERTY AND EQUIPMENT, NET	209	295

CUSTOMER RELATIONSHIP, NET	921	1,099

OTHER INTANGIBLE ASSETS AND DEBT ISSUANCE COST, NET	731	1,072

GOODWILL	7,057	7,048

Total assets	$12,063	$14,456

VIRYANET LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30, 2006	December 31, 2005
	Unaudited
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit and loan	$1,221	$253
Current maturities of long-term bank loans	571	698
Trade payables	631	1,074
Deferred revenues	1,885	3,193
Other accounts payable and accrued expenses	2,146	2,241
Loan from related party	115	285
Short-term Convertible note	—	407

Total current liabilities	6,569	8,151

LONG-TERM LIABILITIES:
Long-term bank loan, net of current maturities	856	1,293
Long-term Convertible note	1,165	3,592
Accrued severance pay	1,284	1,237

Total long-term liabilities	3,305	6,122

SHAREHOLDERS’ EQUITY:
Share capital	2,590	1,769
Additional paid-in capital	115,529	112,789
Deferred stock compensation	—	(135)
Accumulated other comprehensive loss	(396)	(435)
Accumulated deficit	(115,534)	(113,805)

Total shareholders’ equity	2,189	183

Total liabilities and shareholders’ equity	$12,063	$14,456

VIRYANET LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	Unaudited
Revenues:
Software licenses	$75	$47	$900	$1,489
Maintenance and services	2,552	3,918	9,550	9,610

Total revenues	2,627	3,965	10,450	11,099

Cost of revenues:
Software licenses	86	93	282	258
Maintenance and services (1)	1,566	2,295	5,308	5,998

Total cost of revenues	1,652	2,388	5,590	6,256

Gross profit	975	1,577	4,860	4,843

Operating expenses:
Research and development (1)	579	611	1,607	1,991
Selling and marketing (1)	946	1,335	2,872	4,147
General and administrative (1)	716	762	2,108	2,065

Total operating expenses	2,241	2,708	6,587	8,203

Operating loss	(1,266)	(1,131)	(1,727)	(3,360)
Financial expenses, net	(203)	(904)	(2)	(1,128)

Net loss	(1,469)	$(2,035)	(1,729)	$(4,488)

Basic and diluted losses per share	$(0.14)	$(0.30)	$(0.20)	$(0.73)

Weighted average number of shares used in computing basic and diluted losses per share	10,309,836	6,767,052	8,745,920	6,140,544

___________
(1) Stock-based compensation expense is included in the following line items:

Cost of revenues	$3	$—	$5	$—
Research and development	1	—	2	—
Selling and marketing	6	12	25	36
General and administrative	32	17	113	47

Total	$42	$29	$145	$83